SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 11, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on April 10th, 2007 at 3:00 p.m.

(Minutes drawn up in summarized form, pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:
On April 10th, 2007, at 3:00 p.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:
Summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of March 09, 12 and 13th, 2007, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December 15th, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively.

Presence:
Shareholders representing the majority of the Company’s voting capital were present, according to records and signatures existent in the Book of Registration of Present Shareholders. Mr. Darwin Corrêa, Company’s representative, Mr. José Arthur Escodro, Fiscal Council’s President, and the Independent Auditors, Deloitte Touche Tohmatsu Auditores Independentes’ representatives, Messrs. Marco A. Brandão Simurro and Leandro Camazzetto, were also present.

Meeting’s Board:
Once the legal quorum was confirmed, and pursuant to article 16 of the Company’s Bylaws, the meeting was established and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

Ordinary General Shareholders’ Meeting

1. Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2006;

2. Make a resolution regarding the allocation of the fiscal year’s net income and the distribution of dividends;

3. Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members;

4. Elect the effective and alternate members of the Board of Directors; and

5. Make a resolution regarding the election of the Board of Directors’ chairman and vice-chairman.

Extraordinary General Shareholders’ Meeting

1. Set the global amount for the compensation of the Company’s Management.

Resolutions
As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Ordinary and Extraordinary General Shareholders’ Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was exempted.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Invitel S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, all of which are filed at the Company’s headquarters (Docs. 01 to 03), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76 (the “Vote Instructions”).

Ordinary Shareholders’ General Meeting:
Regarding item 1 of the day’s agenda of the Ordinary General Shareholders’ Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the report of the independent auditor, shareholders Solpart Participações S.A. (“Solpart”) and Citigroup Venture Capital International Brazil, LP (“CVC Fund”)’s proposal was approved by majority of votes, in order to approve the Financial Statements, the Management Report and the Senior Management’s accounts of the Company, with no exception.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded contrary vote. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76. The statement of the shareholder OPP I FIA was received, and is filed at the Company’s headquarters (Doc. 04).

The shareholders Solpart and Fundo CVC integrally refuted the recorded statement made by the shareholders related to Opportunity and reserved its rights to argue against the legality and validly of the vote of any entity managed by persons related to Opportunity, even those who did not sign any vote’s agreements or shareholders’ agreements, filed in the Company, in unconformity with vote instructions deriving from its Instruments.

Regarding to item 2 of the day’s agenda, the Senior Management’s proposal for Destination of Net Income and the Dividends Distribution, in connection with the fiscal year ended on December 31st, 2006, was approved by unanimity (Doc. 05).

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

Regarding respect to item 3 of the day’s agenda, the shareholders Solpart and Fundo CVC appointed and elected as members of the Fiscal Council, mandate until the Ordinary General Shareholders’ Meeting to be held in 2008, the following persons: Messrs. José Arthur Escodro, Brazilian, married, accountant, holder of the identity card CRC/SP 1SP095428/0-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-10, resident and domicilied in the city of São Paulo, state of São Paulo, at Rua Pedro de Toledo, n° 980, 12° andar, conjunto 123; Fábio Takyi Sekiguchi, Brazilian, single, engineer, holder of the identity card SSP/SP 25,622,702-0, enrolled with the Federal Revenue Service under CPF/MF 272,818,148-95, domiciled in the city and state São Paulo, at Av. Brigadeiro Faria Lima, n° 2055 – 15° andar; and Rosalia Maria Tereza Sergi Agati Camello, Brazilian, married, lawyer, holder of the identity card RG 9,423,063-8, enrolled with the Federal Revenue Service under CPF/MF 306,200,581-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Ministro Afrânio Costa, Bloco 6, casa 1, for the positions of effective members of the Fiscal Council, and as their respective alternate members, Messrs. Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, holder of the identity card OAB/RJ 121,648, enrolled with the Federal Revenue Service under CPF/MF 085,074,717-14, domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson, n° 231, salas 403 and 404; Marcel Cecchi Vieira, Brazilian, married, engineer, holder of the identity card SSP/SP 20,536,675-5 and enrolled with the Federal Revenue Service under CPF/MF 143,917,738-48, domiciled in city and state of São Paulo, at Av. Brigadeiro Faria Lima, n° 2055 – 15° andar, and Humberto Pires Grault Vianna de Lima, Brazilian, divorced, economist, holder of the identity card 03259004-4 IFP, enrolled with the Federal Revenue Service under CPF/MF 512,243,804-20, resident and domiciled in the city and state of Rio de Janeiro, at Rua do Ouvidor, 98, 8° andar. The proposal to set the individual compensation of the Fiscal Council’s members in R$ 8,500.00 (eight thousand and five hundred reais) was approved by shareholders representing the majority of the Company’s voting capital.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

Mr. President granted the holders of preferred shares with no voting rights and minority shareholders with the right to elect, through a separate voting, an effective member and the respective alternate member of the Fiscal Council, pursuant to article 161, §4°, item “a”, of Law 6,404/76. Pursuant to the aforementioned legal provision, the holders of preferred shares with no voting rights DYNAMO COUGAR FIA, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, FEBRA FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO PUMA II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, PUMA INVEST LLC., FUNDO DE INVESTIMENTO EM AÇÕES LUMINA, SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES, CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES and TNAD FUNDO DE INVESTIMENTO EM AÇÕES met and elected, by unanimity, as effective member Mr. Eduardo Grande Bittencourt Brazilian, married, accountant, holder of the identity card RG 1005587934 SJS-RS, domiciled at Rua das Andradas 1534, conj. 81, Porto Alegre - RS, and as his respective alternate member Mr. Romel Alves Domingues, Brazilian, married, engineer, enrolled with the Federal Revenue Service under CPF/MF 200,721,126-20, holder of the identity card 1754327 SSP-MG, domiciled at SQN 312, Bloco B, Ap. 605, Brasília – DF. The shareholders holders of preferred shares acknowledge that the election of the member of the Fiscal Council and of his respective alternate member was made without the participation of the controlling shareholders, either directly or indirectly. The minority shareholders holders of common shares did not elect their representative for the Fiscal Council. Mr. President registered the receipt of the résumé of the board members hereby elected and of the other pertinent documents. The proposal to set the individual compensation of the Fiscal Council’s members in R$ 8,500.00 (eight thousand and five hundred reais) was approved.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

The shareholders NORGES BANK and other subscribers of the agreement filed at the Company’s headquarters (Doc. 06) recorded vote statements, as well as the vote statements of the shareholders FRANK RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND and other subscribers (Doc. 07), and the shareholders THE EMM UMBRELLA FUNDS and other subscribers (Doc. 08).

Regarding respect to item 4 of the day’s agenda, it was approved, by majority of votes, the proposal of Solpart and Fundo CVC shareholders to reelect and elect the following effective and alternate members of the Board of Directors: Messrs. Sergio Spinelli Silva Jr., Brazilian, married, lawyer, holder of the identity card OAB/SP 111,237, enrolled with the Federal Revenue Service under CPF/MF 111,888,088-93, domiciled in the city of São Paulo, state of São Paulo, at Alameda Joaquim Eugênio de Lima n° 447; Pedro Paulo Elejalde de Campos, Brazilian, married, engineer and business administrator, holder of the identity card SSP/RS 3,006,244,549 and enrolled with the Federal Revenue Service under CPF/MF 264,776,450-68, domiciled in city and state of São Paulo, at Av. Brigadeiro Faria Lima, n° 2055, 14° andar; Elémer André Surányi, Brazilian, married, economist, holder of the identity card SSP/RS 11,621,844, enrolled with the Federal Revenue Service under CPF/MF 114,870,148-64, domiciled in city and state of São Paulo at Alameda Joaquim Eugênio de Lima n° 447; Kevin Michael Altit Brazilian, married, lawyer, holder of the identity card OAB/RJ 62,437 and enrolled with the Federal Revenue Service under CPF/MF 842,326,847-00, with office in city and state of Rio de Janeiro at Av. Presidente Wilson, n° 231, conjuntos 403 e 404, José Luiz Guimarães Junior, Brazilian, married, banker and economist, holder of the identity card SSP/SP 174902451 and enrolled with the Federal Revenue Service under CPF/MF 090,683,188-10, with address in city and state of Rio de Janeiro at Praia de Botafogo, 501, 4° andar, and Ricardo Ferraz Torres, Brazilian, single, banker and economist, holder of the identity card 05423500-7 IFP and enrolled with the Federal Revenue Service under CPF/MF 000,699,217-09, with address in city and state of Rio de Janeiro at Rua Paraim 64/305, Freguesia, for the positions of effective members; and as their respective alternate members Messrs. Renato Carvalho do Nascimento, Brazilian, married, engineer, holder of the identity card SSP/MG 4,013,603 and enrolled with the Federal Revenue Service under CPF/MF 633,578,366-53, with office in city and state of São Paulo at Av. Brigadeiro Faria Lima, n° 2055/14° andar; Alberto Ribeiro Guth, Brazilian, divorced, engineer, holder of the identity card IFP/RJ 4,047,152 and enrolled with the Federal Revenue Service under CPF/MF 759,014,807-59, domiciled in city and state of Rio de Janeiro at Rua Lauro Muller, 116, sala 2201, Botafogo; Mariana Sarmento Meneghetti, Brazilian, single, lawyer, holder of the identity card 10683313-0 IFP/RJ, enrolled with the Federal Revenue Service under CPF/MF 069,991,807-33, with address in city and state of Rio de Janeiro at Rua Lauro Muller, 116, sala 4102, Botafogo, José Luiz Rodrigues, Brazilian, married, accountant, holder of the identity card CRC/DF 012861/0-1 and enrolled with the Federal Revenue Service under CPF/MF 524,231,588-15, with address at Brasília, Distrito Federal, SHIS, Quadra 14, conjunto 9, casa 2, Eurípedes de Freitas, Brazilian, married, banker and economist, holder of the identity card SSP/DF 82214 and enrolled with the Federal Revenue Service under CPF/MF 005,024,301/25, with address at Brasília, Distrito Federal, SHCGN 713 BL A CS 30, Asa Norte, Frederico Cavalcanti, Brazilian, married, banker and economist, holder of the identity card 017341421 IFP and enrolled with the Federal Revenue Service under CPF/MF 042,481,127/87, with address in city and state of Rio de Janeiro, at Rua José Higino, 261, AP 603, Tijuca.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

The shareholders NORGES BANK and other subscribers of the agreement filed at the Company’s headquarters (Doc. 06) recorded vote statements, as well as the vote statements of the shareholders FRANK RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND and other subscribers (Doc. 07), and the shareholders THE EMM UMBRELLA FUNDS and other subscribers (Doc. 08).

Subsequently, the shareholders attending the meeting deliberated, by majority of votes, with res pect to item 5 of the day’s agenda, the proposal of Solpart and Fundo CVC shareholders regarding the election of Messrs. Sergio Spinelli Silva Jr. and Pedro Paulo Elejalde de Campos, for the positions of Chairman and Vice-Chairman of the Company’s Board of Directors.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

The shareholders THE EMM UMBRELLA FUNDS and other subscribers of the agreement filed at the Company’s headquarters (Doc. 08) recorded vote statements.

Extraordinary Shareholders’ General Meeting:
Regarding item 1 of the day’s agenda, the shareholders representing the majority of the Company’s voting capital, resolved to approve the Senior Management proposal, in compliance with article 152 of Law 6,404/76, regarding the net global remuneration of the Management in the amount of R$7,630,000.00 (seven million six hundred and thirty thousand reais), subject to the following criteria: i) wages, benefits, allowances (“ajudas de custo”) and bonuses of the Senior Management, resignation bonuses, severance payments, labor charges, and hiring of executives; ii) Granting of Stock Options Plan are excluded from the global amount.

The shareholders Opportunity Lógica II Institucional FIA, Opportunity Special FIA, Parcom Participações S.A. and Luxor Fundo de Investimento Financeiro recorded vote abstention. The shareholders Solpart and CVC Fund recorded that the shareholders’ vote of Opportunity Fund, Opportunity Lógica II FIA, Timepart Participações Ltda. and OPP I FIA was not considered, by discordance with the Vote Instructions, pursuant to article 118 § 8° of Law 6,404/76.

The shareholders THE EMM UMBRELLA FUNDS and other subscribers of the agreement filed at the Company’s headquarters (Doc. 08) recorded vote statements.

Notice to Shareholders:
The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:
With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

Brasília, April 10, 2007.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.